Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-227065

Prospectus Supplement No. 1

to Prospectus dated September 18, 2018

11,000,000 American Depositary Shares

X Financial

Representing 22,000,000 Class A Ordinary Shares

This Prospectus Supplement No. 1 supplements and amends our prospectus dated September 18, 2018 (the “Prospectus”), relating to the initial public offering of 11,000,000 American depositary shares, or ADSs, representing Class A ordinary shares of X Financial.

This prospectus supplement is being filed to supplement and update certain information contained on the cover of the Prospectus and in the sections entitled “Risk Factors” and “Underwriting” in the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus and any amendments or supplements thereto, which are to be delivered with this prospectus supplement, and is qualified by reference to the Prospectus, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus, including any amendments or supplements thereto.

Investing in the ADSs involves risk. Please read carefully the section entitled “Risk Factors” beginning on page 24 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 1 is September 20, 2018.

The following information supplements and updates the information contained in the Prospectus. All references to page numbers are to page numbers in the Prospectus.

(1) The eighth paragraph on the cover of the Prospectus is hereby superseded and replaced by the following:

One investor has been allocated an aggregate number of approximately 3.2 million ADSs in this offering at the initial public offering price and on the same terms as the other ADSs being offered. Such investor is not our existing shareholder, director or officer. The underwriters will receive the same underwriting discounts and commissions on any ADSs purchased by such investor as they will on any other ADSs sold to the public in this offering.

(2) The risk factor entitled “Participation in this offering by certain investors would reduce the available public float for our ADSs” on page 72 of the Prospectus is hereby superseded and replaced by the following:

Participation in this offering by certain investors would reduce the available public float for our ADSs.

One investor has been allocated an aggregate number of approximately 3.2 million ADSs in this offering at the initial public offering price and on the same terms as the other ADSs being offered. Such investor is not our existing shareholder, director or officer. The purchase of our ADSs by such investor in this offering may reduce the liquidity of our ADSs relative to what it would have been had these ADSs been purchased by other investors.

(3) The table on page 243 of the Prospectus and the first paragraph below such table is hereby superseded and replaced by the following:

Underwriters	Number of ADSs
Deutsche Bank Securities Inc.	5,362,500
Morgan Stanley & Co. International plc	5,362,500
China Everbright Securities (HK) Limited	110,000
China Merchants Securities (HK) Co., Ltd.	110,000
AMTD Global Markets Limited	55,000
Total	11,000,000

One investor has been allocated an aggregate number of approximately 3.2 million ADSs in this offering at the initial public offering price and on the same terms as the other ADSs being offered. Such investor is not our existing shareholder, director or officer. The underwriters will receive the same underwriting discounts and commissions on any ADSs purchased by such investor as they will on any other ADSs sold to the public in this offering.